UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-33768

FANHUA INC.

60/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being filed by Fanhua Inc. (the “Company”) to announce the results of its extraordinary general meeting (the “EGM”) of shareholders held on October 31, 2024. At the EGM, each of the proposed resolutions submitted for shareholder approval as set forth in the notice of the EGM, dated September 30, 2024, was adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fanhua Inc.

By:	/s/ Yinan Hu
Name: Title:	Yinan Hu Chief Executive Officer

Date: October 31, 2024

Exhibit Index

Exhibit No.	Description.
Exhibit 3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, effective on October 31, 2024
Exhibit 99.1	Press Release

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